FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of April, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT

(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

       The press release, dated April 6, 2002, of Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Delhaize Group”), an English translation of which is attached hereto as Exhibit 99.1, and the Special Report of the Board of Directors to the Extraordinary General Meeting of May 2002, an English translation of which is attached hereto as Exhibit A to Form of Notice to Shareholders attached hereto as Exhibit 99.2, were filed on April 5, 2002 with Euronext Brussels and the Belgian Banking and Finance Commission. The press release was published in Belgian newspapers on April 6, 2002. The Notice to Shareholders of the Extraordinary General Meeting to be held on Thursday, May 2, 2002, with exhibits thereto, an English translation of a form of which is attached hereto as Exhibit 99.2, was mailed to registered shareholders on April 5, 2002.

EXHIBIT INDEX

Exhibit	Description	Page

Exhibit 99.1	Press Release, dated April 6, 2002, of Delhaize Group (English translation)	4

Exhibit 99.2	Form of Notice to Shareholders of the Extraordinary General Meeting to be held on Thursday, May 2, 2002 (English translation)	15

Exhibit A to Form of Notice to Shareholders	Special Report of the Board of Directors to the Extraordinary General Meeting of May 2002 Regarding the Renewal of the Authorized Capital and Miscellaneous Authorizations to Acquire, Transfer and Pledge Delhaize Group’s Shares (English translation)	26

Exhibit B to Form of Notice to Shareholders	Form of Proxy in the form approved by Delhaize Group (English translation)	31

Exhibit B.1 to Form of Proxy	Agenda of the Extraordinary General Meeting of Delhaize Group to be held on May 2, 2002 (English translation)	35

Exhibit C to Form of Notice to Shareholders	Form of Notice of Intent to Attend the Extraordinary General Meeting of Delhaize Group to be held on May 2, 2002 (English translation)	45

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date:	April 10, 2002	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President

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